PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

SEC FILE NUMBER 000-33455

CUSIP NUMBER 01853V107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2008
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION
     Alliance Bancshares California

Full Name of Registrant
     N/A

Former Name if Applicable
     100 Corporate Pointe, Suite 110

Address of Principal Executive Office (Street and Number)
     Culver City, California 90230

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach Extra Sheets if Needed)
The registrant has been unable to complete preparation of its Form 10-Q for the quarter ended September 30, 2008 due to delays in the preparation of its financial statements.
Loss
PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel L. Erickson	310	258-9302

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).	☑ Yes ☐ No

Explanation provided in response to Part IV(2):

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation provided in response to Part IV(3):

The Company anticipates reporting net loss ranging from $3.0 million to $7.0 million for the quarter ended September 30, 2008 as compared to net income of $2.0 million for the quarter ended September 30, 2007. The decrease in net income was due to an increase in the provision for loan losses and a decrease in net interest income.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

The statement in this Form 12b-25 of the Company’s estimate of its net income for the quarter ended September 30, 2008 constitutes a “forward looking statement” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. This estimate is subject to the risk that the actual net income may vary from the estimate because of adjustments made in connection with the finalization of the Company’s financial statements for the quarter, including but not limited to additional provisions for loan loss reserves. Readers are cautioned not to place undue reliance on this forward-looking statement, which speaks only as of the date of this 12b-25.

Alliance Bancshares California

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 17, 2008	By:	/s/ Daniel L. Erickson
		Name:	Daniel L. Erickson
		Title:	Chief Financial Officer